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                                                                    EXHIBIT 2.02

                   FIRST AMENDMENT OF SHARE PURCHASE AGREEMENT
                           DATED AS OF FEBRUARY 9 2007

This First Amendment to the Share Purchase Agreement is dated as of February 9, 2007, by and among TechTeam Global AB, a company duly incorporated and organized under the laws of Sweden (the "Purchaser") and SQM Nordic AB, a company duly incorporated and organized under the laws of Sweden ("Seller"), to purchase all of the outstanding shares of SQM Sverige AB, a company duly incorporated and organized under the laws of Sweden (the "Company").

Background

The Seller and the Purchaser have entered into a Share Purchase Agreement for the sale and purchase of all the shares in the Company, dated as of 19 January 2007 (the "Agreement").

The Consideration for the Shares has been agreed to SEK 37,300,000 plus or minus the Company's Net Cash position at Closing, with a possibility of an Additional Purchase Price subject to the revenues of Company during 2007.

The Purchaser and Seller agree that the Company shall transfer its whole before tax profit for the financial year 2006 to the Seller by way of a group contribution.

Now therefore, the parties agree as follows:

Interpretation

In this Amendment to the Agreement (the "Amendment"), any and all capitalized terms, not defined herein, shall have the meaning set out in the Agreement.

Amendment

      1. The Bank Section 1.4 is amended so that the Bank shall mean Danske Bank A/S, Danmark, Sverige Filial, Ostgota Enskilda Bank.

      2. Group Contribution The Company shall pay to the Seller, in form of a group contribution (Sw. koncernbidrag) the amount of SEK Four Million Three Hundred Fifty Thousand (4 350 000) (the "Group Contribution").

      3. Consideration The Purchase Price and the Consideration for the Shares, to be paid by the Purchaser in accordance with Section 1.2 and 1.3 of the Agreement, shall be increased by the amount of SEK Six Hundred Nine Thousand (609 000), which amount equals 14 per cent of the Group Contribution.

      4.    Section 8.10 Tax Indemnity is added as follows:

                  Notwithstanding the limitations set out in Article VIII, Seller agrees to indemnify Purchaser against the Swedish Tax Authorities' disapproval of the tax deduction taken by the Company as a result of the Group Contribution, such disapproval being a final and non-appealable decision by a relevant authority. The amount of the indemnity shall be the amount by which the Purchase Price and the Consideration for the Share is increased in accordance with Section 2 above.

                  In the event that the decision of the Swedish Tax Authorities, by the first-year anniversary of the Closing Date, is not a final and non-appealable decision, Purchaser shall be entitled to give notice to the Bank in which case Section 1.4 (a) (i) shall apply.

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Dispute resolution and Governing law

Sections 10.7 (Governing Law) and 10.10 (Arbitration) of the Agreement shall apply correspondingly to this Amendment.

This Amendment has been executed in two (2) copies of which each party has received one.

TECHTEAM GLOBAL AB                        SQM NORDIC AB


By /s/ Christoph Neut                     By /s/ Sven-Erik Wallin
   ---------------------------------         ----------------------------------
Name: Christoph Neut                      Name: Sven-Erik Wallin
Title: Director                           Title: Director, Chairman of the Board

By s/ Miguel Angel Casas-Rodriguez        By /s/ Thomas Edlund
   ---------------------------------         ----------------------------------
Name: Miguel Angel Casas-Rodriguez        Name: Thomas Edlund
Title: Director                           Title: Director

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